

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via e-mail
Paul Anderson
General Counsel
Real Goods Solar, Inc.
833 West South Boulder Road
Louisville, Colorado 80027-2452

> **Re:** **Real Goods Solar, Inc.**
> **Form PRE 14A**
> **Filed March 16, 2014**
> **File No. 001-34044**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You refer on pages 3 and 8 to the ability of your board of directors to elect to amend your articles to affect the Reverse Stock Split in their sole discretion if Proposal 1 is approved. Please revise to state clearly what the text of this amendment would consist of, as well as under what circumstances this amendment would be made and under what circumstances this amendment would not be made. Please also clarify whether this proposal is amending the articles of incorporation to give the board these powers.

2. You refer on page 2, under Quorum and Voting Rights, to a voting agreement between Riverside, your board and your officers, to vote all shares held by those parties for the amendment of the articles of incorporation to increase the number of authorized shares. You do not discuss amending the articles to increase the number of authorized shares. Please clarify the nature of this voting agreement, and whether shareholders are currently

being asked to vote on the increase of authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

CC: Rikard Lundberg (*via e-mail*)
       Brownstein Hyatt Farber Schreck, LLP